# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 01/07/2026
Filed by CIK 0001314173
Persons authorized to receive notices and communications: Damien Leonard, L6 Holdings Inc. / Pinetree Capital Ltd., 49 Leuty Ave., Toronto, Ontario Canada (A6), M4E 2R2, 416-941-9600; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- L6 Holdings Inc. (CIK 0002014948): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.2% of the class)
- Pinetree Capital Ltd. (CIK 0001314173): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 850,000; sole dispositive power 0; shared dispositive power 850,000; aggregate amount beneficially owned 850,000 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 7, 2026 (the "Effective Date"), the Reporting Persons and the Issuer entered into a cooperation agreement (the "Cooperation Agreement") pursuant to which, among other things, the Issuer agreed to take all necessary actions to (a) increase the size of the Issuer's Board of Directors (the "Board") from nine (9) to ten (10) directors, (b) appoint Damien Leonard (the "New Director") to the Board within four (4) business days of the Effective Date (subject to the completion of certain customary onboarding procedures), and (c) nominate the New Director as a candidate for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). Concurrently with the New Director's appointment to the Board, the Board expects to appoint the New Director to the Compensation Committee of the Board.

In addition, pursuant to the Cooperation Agreement, the Issuer agreed, among other things, that (a) consistent with previous public disclosure made by the Issuer, David A. Dye will not be nominated for re-election to the Board at the 2026 Annual Meeting, (b) the Board will take all necessary action to accept the retirements of two (2) incumbent members of the Board who have each served as a director of the Board for at least five (5) years (including, without limitation, by means of the Board not nominating such members for re-election as a director) in his or her capacity as a director and such retirements shall be effective as of the conclusion of the 2026 Annual Meeting, and (c) the Board will take all necessary action to nominate each of incumbent directors Andris Upitis and Jerry Canada for re-election to the Board at the Issuer's 2026 Annual Meeting, subject to specified conditions.

The Cooperation Agreement further provides that (a) the Board will take all necessary action to accept the retirement of one (1) incumbent member of the Board who has served as a director of the Board for at least six (6) years (including, without limitation, by means of the Board not nominating such member for re-election as a director) in his or her capacity as a director of the Board and such retirement shall be effective as of the conclusion of the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting"), and (b) the Board will give due and serious consideration, with the understanding that such consideration shall not guarantee any outcome, to any individual recommended by the Reporting Persons as a replacement for such retiring director. Additionally, from the 2026 Annual Meeting through the Termination Date (as defined below), the number of directors on the Board will not exceed seven (7) directors without the prior written consent of the Reporting Persons.

During the term of the Cooperation Agreement, the Reporting Persons have agreed to vote all shares of Common Stock beneficially owned by them at all meetings of the Issuer's stockholders in accordance with the Board's recommendations, except that the Reporting Persons (i) may vote in accordance with the recommendation of Institutional Shareholder Services Inc. or Glass, Lewis & Co. LLC if either of them recommends differently from the Board (other than with respect to proposals relating to the election, removal or replacement of directors, not including the New Director, the Issuer's "say-on-pay" proposal, the authorization of shares or the issuance of equity in connection with employee compensation) and (ii) may vote in their discretion on Extraordinary Transactions (as defined in the Cooperation Agreement) and the ratification or approval of any stockholder rights plan.

The Reporting Persons also agreed to certain customary standstill provisions prohibiting them and their affiliates from, among other things, (i) soliciting proxies, (ii) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer, subject to limited exceptions, (iii) taking actions to change or influence the Board, management or the direction of certain Issuer matters, and (iv) acquiring beneficial ownership of more than 20% of the outstanding shares of Common Stock in the aggregate. The Cooperation Agreement also contains certain customary mutual non-disparagement provisions.

The Cooperation Agreement will terminate on the date that is the earlier of (a) thirty (30) days prior to the deadline for the submission of stockholder notice of director nominations for the Company's 2027 Annual Meeting (such deadline exclusive of the thirty (30) days, the "2027 Nomination Notice Deadline") and (b) January 8, 2027 (the earlier of (a) and (b), the "Termination Date"); provided, however, that that if (x) the Issuer informs the New Director, in writing, at least fifty (50) days prior to the 2027 Nomination Notice Deadline, that the Issuer irrevocably intends to nominate him for re-election at the 2027 Annual Meeting to serve as a director of the Issuer and (y) the New Director accepts, in writing, at least forty (40) days prior to the 2027 Nomination Notice Deadline such re-nomination, then the term of the Cooperation Agreement shall be automatically extended to thirty (30) days prior to the deadline for the submission of stockholder notice of director nominations for the Company's 2028 annual meeting of stockholders.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure with respect to the Cooperation Agreement set forth in Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Cooperation Agreement, dated as of January 7, 2026, by and between the Reporting Persons and the Issuer.

## Signatures
- L6 Holdings Inc.: /s/ Damien Leonard, Damien Leonard, Managing Director (01/08/2026)
- Pinetree Capital Ltd.: /s/ Damien Leonard, Damien Leonard, President (01/08/2026)